             SECURITIES AND EXCHANGE COMMISSION

                WASHINGTON, D.C.  20549

             ----------------------------------

                        FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 1998

OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to ____________ Commission file number ___________



----------------------------------------------------


      HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                RETIREMENT SAVINGS PLAN
                 (Full Title of Plan)


HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
1101 PENNSYLVANIA AVENUE, NW
WASHINGTON, D.C.    20004
(Name of issuer of the securities held pursuant to the Plan and address of its principal executive office)

----------------------------------------------------

        HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                 RETIREMENT SAVINGS PLAN

       Financial Statements and Supplemental Schedules

                 June 26, 1998 and 1997

        (With Independent Auditors' Report Thereon)

       HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                RETIREMENT SAVINGS PLAN

Index to Financial Statements and Supplemental Schedules


                                                                  Page

Independent Auditors' Report                                        1

Statement of Net Assets Available for Plan Benefits
          June 26, 1998                                             2

Statement of Net Assets Available for Plan Benefits
          June 26, 1997                                             3

Statement of Changes in Net Assets Available for Plan Benefits
          Year ended June 26, 1998                                  4

Statement of Changes in Net Assets Available for Plan Benefits
          Period ended June 26, 1997                                5

Notes to Financial Statements                                       6


Schedules

Line 27a  Schedule of Investments Held at End of Plan Year
           June 26, 1998                                           11

Line 27d  Schedule of Reportable Transactions
          Year ended June 26, 1998                                 12


All other supplemental schedules omitted are not applicable or are not required, based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Independent Auditors' Report

The Administrative Committee of the Board of Directors
Harman International Industries, Incorporated:

We have audited the accompanying statements of net assets available for Plan benefits of the Harman International Industries, Incorporated Retirement Savings Plan (the Plan) as of June 26, 1998 and 1997 and the related statements of changes in net assets available for Plan benefits for the year ended June 26, 1998 and period from July1, 1996 through June 26, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Harman International Industries, Incorporated Retirement Savings Plan as of June 26, 1998 and 1997 and the changes in net assets available for Plan benefits for the year ended June 26, 1998 and period from July1, 1996 through June 26, 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information in Schedules 1 and 2 is presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974 and is not a required part of the basic financial statements. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for Plan benefits and the related statements of changes in net assets available for Plan benefits is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and the changes in net assets available for Plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.


/s/ KPMG Peat Marwick LLP

October 23, 1998

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Plan Benefits
June 26, 1998

                                                                The Putnam
                                                                 Fund for
                                             Fixed Income       Growth and       Company
               Assets                            Fund             Income        Stock Fund
                                             ------------      -----------      ----------
Investments:
    Guaranteed investment contracts          $ 23,359,736                -               -
    Mutual funds                                        -       23,658,142               -
    Harman International Industries,
           Incorporated common stock                    -                -       7,654,103
    Money market funds                            960,229                -               -
    Participant loans                                   -                -               -
                                             ------------      -----------      ----------
                                               24,319,965       23,658,142       7,654,103
Contributions receivable                        1,000,455          793,622         556,126
                                             ------------      -----------      ----------
            Total assets                       25,320,420       24,451,764       8,210,229

                 Liabilities

Other liabilities                                   1,569            1,527             494
                                             ------------      -----------      ----------
    Net assets available for Plan benefits   $ 25,318,851       24,450,237       8,209,735
                                             ------------      -----------      ----------



See accompanying notes to financial statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Plan Benefits
June 26, 1998

                                                  George
                                                  Putnam       Putnam
                                                  Fund of     Investors      Putnam
                Assets                            Boston        Fund      Voyager Fund
                                                ----------   ----------   -----------

Investments:
        Guaranteed investment contracts                  -            -             -
        Mutual funds                             7,468,023    1,693,184    17,304,275
        Harman International Industries,
        Incorporated common stock                        -            -             -
        Money market funds                               -            -             -
        Participant loans                                -            -             -
                                                ----------   ----------   -----------
                                                 7,468,023    1,693,184    17,304,275
Contributions receivable                           319,543      143,494       748,066
                                                ----------   ----------   -----------
        Total assets                             7,787,566    1,836,678    18,052,341

Liabilities

Other liabilities                                      482          109         1,117
                                                ----------   ----------   -----------
        Net assets available for Plan benefits   7,787,084    1,836,569    18,051,224
                                                ----------   ----------   -----------


See accompanying notes to financial statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Plan Benefits
June 26, 1998

                                                              Putnam
                                                            Diversified       Putnam
                                            Putnam          Income and       Overseas
              Assets                       OTC Fund         Trust Fund      Growth Fund
                                          ----------         --------        --------
Investments:
        Guaranteed investment contracts            -                -               -
        Mutual funds                       1,089,764          623,075         986,906
        Harman International Industries,
        Incorporated common stock                  -                -               -
        Money market funds                         -                -               -
        Participant loans                          -                -               -
                                          ----------         --------        --------
                                           1,089,764          623,075         986,906

Contributions receivable                     146,049           49,607          96,731
                                          ----------         --------        --------
        Total assets                       1,235,813          672,682       1,083,637

                 Liabilities

Other liabilities                                 70               40              64
                                          ----------         --------        --------
        Net assets available for
           Plan benefits                   1,235,743          672,642       1,083,573
                                          ----------         --------        --------


See accompanying notes to financial statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Plan Benefits
June 26, 1998

                                                             Putnam           Putnam
                                             Putnam          Asset            Asset
                                             Asset         Allocation       Allocation
                                           Allocation       Balanced       Consolidated
                      Assets               Growth Fund        Fund             Fund
                                           ----------      ----------       ---------
Investments:
       Guaranteed investment contracts             -               -               -
       Mutual funds                          212,974         132,623          11,697
       Harman International Industries,
       Incorporated common stock                   -               -               -
       Money market funds                          -               -               -
       Participant loans                           -               -               -
                                           ----------      ----------       ---------
                                             212,974         132,623          11,697

Contributions receivable                      31,552          12,509           7,421
                                           ----------      ----------       ---------
             Total assets                    244,526         145,132          19,118

                      Liabilities

Other liabilities                                 14               9               1
                                           ----------      ----------       ---------
             Net assets available for
                Plan benefits                244,512         145,123          19,117
                                           ----------      ----------       ---------


See accompanying notes to financial statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Plan Benefits
June 26, 1998

                                                    New
                                                Opportunities    Participant
                  Assets                            Fund          Loan Fund         Total
                                                 ----------       ---------      -----------
Investments:
    Guaranteed investment contracts                       -              -        23,359,736
    Mutual funds                                  6,925,659              -        60,106,322
    Harman International Industries,
    Incorporated common stock                             -              -         7,654,103
    Money market funds                                    -              -           960,229
    Participant loans                                     -          5,836             5,836
                                                 ----------       ---------      -----------
                                                  6,925,659          5,836        92,086,226

Contributions receivable                            467,672              -         4,372,847
                                                 ----------       ---------      -----------
     Total assets                                 7,393,331          5,836        96,459,073

                Liabilities

Other liabilities                                       447              -             5,943
                                                 ----------       ---------      -----------
      Net assets available for Plan benefits      7,392,884          5,836        96,453,130
                                                 ----------       ---------      -----------

See accompanying notes to financial statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Plan Benefits
June 26, 1997

                                                             The Putnam
                                                              Fund for
                                            Fixed Income     Growth and       Company
                 Assets                         Fund           Income        Stock Fund
                                            ------------    -----------      ----------
Investments:
      Guaranteed investment contracts       $ 22,045,554              -               -
      Mutual funds                                     -     19,792,594               -
      Harman International Industries,
      Incorporated common stock                        -              -       9,284,984
      Money market funds                         163,883              -               -
      Participant loans                                -              -               -
                                            ------------    -----------      ----------
                                              22,209,437     19,792,594       9,284,984

Contributions receivable                       1,042,518        806,479         582,660
                                            ------------    -----------      ----------
               Total assets                   23,251,955     20,599,073       9,867,644

             Liabilities

Other liabilities                                  7,063          6,295           2,953
                                            ------------    -----------      ----------
Net assets available for Plan benefits      $ 23,244,892     20,592,778       9,864,691
                                            ------------    -----------      ----------


See accompanying notes to financial statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Plan Benefits
June 26, 1997

                                                 George
                                                 Putnam           Putnam
                                                 Fund of         Investors        Putnam
                      Assets                     Boston            Fund         Voyager Fund
                                               ----------        --------       -----------
Investments:
     Guaranteed investment contracts                    -               -                 -
     Mutual funds                               6,360,375         414,961        11,877,940
     Harman International Industries,
     Incorporated common stock                          -               -                 -
     Money market funds                                 -               -                 -
     Participant loans                                  -               -                 -
                                               ----------        --------       -----------
                                                6,360,375         414,961        11,877,940

Contributions receivable                          345,965          46,755           743,935
                                               ----------        --------       -----------
       Total assets                             6,706,340         461,716        12,621,875

                   Liabilities

Other liabilities                                   2,023             132             3,777
                                               ----------        --------       -----------
Net assets available for Plan benefits          6,704,317         461,584        12,618,098
                                               ----------        --------       -----------


See accompanying notes to financial statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Plan Benefits
June 26, 1997

                                                                         Putnam
                                                                       Diversified      Putnam
                                                       Putnam          Income and      Overseas
                            Assets                    OTC Fund         Trust Fund     Growth Fund
                                                     ----------        ----------     -----------
Investments:
       Guaranteed investment contracts               $        -                -               -
       Mutual funds                                     276,642          325,440         382,745
       Harman International Industries,
       Incorporated common stock                              -                -               -
       Money market funds                                     -                -               -
       Participant loans                                      -                -               -
                                                     ----------        ----------     -----------
                                                        276,642          325,440         382,745

Contributions receivable                                 67,237           28,472          40,962
                                                     ----------        ----------     -----------
       Total assets                                     343,879          353,912         423,707

                            Liabilities

Other liabilities                                            88              103             122
                                                     ----------        ----------     -----------
       Net assets available for Plan benefits        $  343,791          353,809         423,585


See accompanying notes to financial statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Plan Benefits
June 26, 1997

                                                 New
                                             Opportunities     Participant
                      Assets                     Fund           Loan Fund           Total
                                              ----------        ---------        -----------
Investments:
    Guaranteed investment contracts                    -                -         22,045,554
    Mutual funds                               3,832,944                -         43,263,641
    Harman International Industries,
    Incorporated common stock                          -                -          9,284,984
    Money market funds                                 -                -            163,883
    Participant loans                                  -           21,643             21,643
                                              ----------        ---------        -----------
                                               3,832,944           21,643         74,779,705

Contributions receivable                         342,634                -          4,047,617
                                              ----------        ---------        -----------
       Total assets                            4,175,578           21,643         78,827,322

                   Liabilities

Other liabilities                                  1,219                -             23,775
                                              ----------        ---------        -----------
       Net assets available for
           Plan benefits                       4,174,359           21,643         78,803,547
                                              ----------        ---------        -----------


See accompanying notes to financial statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year ended June 26, 1998

                                                                The Putnam
                                                                 Fund for
                                         Fixed Income           Growth and            Company
                                             Fund                 Income             Stock Fund
                                         ------------          -----------           ----------
Employer contributions, net              $  1,908,051              740,145              609,790
Employee contributions                      1,118,548            1,458,657              902,286
Fund transfers, net                          (158,255)            (160,724)          (2,369,447)
Other additions (deletions), net                  516                1,975               (1,569)
                                         ------------          -----------           ----------
                                            2,868,860            2,040,053             (858,940)
                                         ------------          -----------           ----------
Investment income:
    Interest and dividends                  1,408,324            2,846,437               38,394
    Net appreciation (depreciation)                 -              750,094               28,993
                                         ------------          -----------           ----------
            Net investment income           1,408,324            3,596,531               67,387
                                         ------------          -----------           ----------
Benefit payments                            2,179,405            1,759,234              844,398
Administrative expenses                        23,820               19,891               19,005
                                         ------------          -----------           ----------
                                            2,203,225            1,779,125              863,403
                                         ------------          -----------           ----------
            Net increase (decrease)         2,073,959            3,857,459           (1,654,956)

Net assets at beginning of year            23,244,892           20,592,778            9,864,691
                                         ------------          -----------           ----------
Net assets at end of year                $ 25,318,851           24,450,237            8,209,735
                                         ------------          -----------           ----------


See accompanying notes to financial statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year ended June 26, 1998

                                           George
                                           Putnam              Putnam
                                           Fund of            Investors            Putnam
                                           Boston               Fund            Voyager Fund
                                        ------------         ----------          ----------
Employer contributions, net                  352,823            160,188             677,330
Employee contributions                       549,996            305,713           1,389,953
Fund transfers, net                         (375,037)           642,704             679,644
Other additions (deletions), net               2,367                220               4,984
                                        ------------         ----------          ----------
                                             530,149          1,108,825           2,751,911
                                        ------------         ----------          ----------
Investment income:
    Interest and dividends                   670,868             82,511             873,919
    Net appreciation (depreciation)          398,332            239,985           3,145,030
                                        ------------         ----------          ----------
            Net investment income          1,069,200            322,496           4,018,949
                                        ------------         ----------          ----------
Benefit payments                             509,823             55,284           1,323,556
Administrative expenses                        6,759              1,052              14,178
                                        ------------         ----------          ----------
                                             516,582             56,336           1,337,734
                                        ------------         ----------          ----------
            Net increase (decrease)        1,082,767          1,374,985           5,433,126

Net assets at beginning of year            6,704,317            461,584          12,618,098
                                        ------------         ----------          ----------
Net assets at end of year                  7,787,084          1,836,569          18,051,224
                                        ------------         ----------          ----------


See accompanying notes to financial statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year ended June 26, 1998

                                                              Putnam
                                                            Diversified            Putnam
                                           Putnam           Income and            Overseas
                                          OTC Fund          Trust Fund           Growth Fund
                                         ----------         ----------           ----------
Employer contributions, net                182,360             62,084              109,675
Employee contributions                     308,562            100,876              192,845
Fund transfers, net                        278,534            136,358              259,377
Other additions (deletions), net                 -                  -                  437
                                         ----------         ----------           ----------
                                           769,456            299,318              562,334
                                         ----------         ----------           ----------
Investment income:
    Interest and dividends                      52             40,616               37,050
    Net appreciation (depreciation)        156,349              2,099               95,263
                                         ----------         ----------           ----------
            Net investment income          156,401             42,715              132,313
                                         ----------         ----------           ----------
Benefit payments                            32,926             22,519               33,885
Administrative expenses                        979                681                  774
                                         ----------         ----------           ----------
                                            33,905             23,200               34,659
                                         ----------         ----------           ----------
            Net increase (decrease)        891,952            318,833              659,988

Net assets at beginning of year            343,791            353,809              423,585
                                         ----------         ----------           ----------
Net assets at end of year                1,235,743            672,642            1,083,573
                                         ----------         ----------           ----------


See accompanying notes to financial statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year ended June 26, 1998

                                                                               Putnam Asset
                                          Putnam Asset     Putnam Asset         Allocation
                                          Allocation        Allocation         Conservative
                                          Growth Fund      Balanced Fund          Fund
                                          ----------        ----------          ---------
Employer contributions, net                  30,962            13,013              6,460
Employee contributions                       74,764            11,511              5,215
Fund transfers, net                         134,336           118,893              6,908
Other additions (deletions), net                  -                 -                  -
                                          ----------        ----------          ---------
                                            240,062           143,417             18,583
                                          ----------        ----------          ---------
Investment income:
    Interest and dividends                    1,372               418                635
    Net appreciation (depreciation)           3,390             1,335                (95)
                                          ----------        ----------          ---------
            Net investment income             4,762             1,753                540
                                          ----------        ----------          ---------
Benefit payments                                280                 -                  -
Administrative expenses                          32                47                  6
                                          ----------        ----------          ---------
                                                312                47                  6
                                          ----------        ----------          ---------
            Net increase (decrease)         244,512           145,123             19,117

Net assets at beginning of year                   -                 -                  -
                                          ----------        ----------          ---------
Net assets at end of year                   244,512           145,123             19,117
                                          ----------        ----------          ---------


See accompanying notes to financial statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year ended June 26, 1998

                                             New
                                         Opportunities      Participant
                                             Fund            Loan Fund           Total
                                         ------------       -----------      -------------
Employer contributions, net                  514,471                 -          5,367,352
Employee contributions                     1,056,336                 -          7,475,262
Fund transfers, net                          806,709                 -                  -
Other additions (deletions), net               2,970           (16,652)            (4,752)
                                         ------------       -----------      -------------
                                           2,380,486           (16,652)        12,837,862
                                         ------------       -----------      -------------
Investment income:
    Interest and dividends                   118,928               845          6,120,369
    Net appreciation (depreciation)        1,426,337                 -          6,247,112
                                         ------------       -----------      -------------
            Net investment income          1,545,265               845         12,367,481
                                         ------------       -----------      -------------
Benefit payments                             701,720                 -          7,463,030
Administrative expenses                        5,506                 -             92,730
                                         ------------       -----------      -------------
                                             707,226                 -          7,555,760
                                         ------------       -----------      -------------
            Net increase (decrease)        3,218,525           (15,807)        17,649,583

Net assets at beginning of year            4,174,359            21,643         78,803,547
                                         ------------       -----------      -------------
Net assets at end of year                  7,392,884             5,836         96,453,130
                                         ------------       -----------      -------------


See accompanying notes to financial statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Period from July 1, 1996 through June 26, 1997

                                                                The Putnam
                                                                 Fund for
                                         Fixed Income           Growth and           Company
                                             Fund                 Income            Stock Fund
                                         -------------         ------------         -----------
Employer contributions, net              $  1,323,291            1,116,812             766,030
Employee contributions                      1,087,768            1,261,015             808,026
Fund transfers, net                           165,523              (85,908)          2,137,475
Other additions (deletions), net               81,921               13,073               8,361
                                         -------------         ------------         -----------
                                            2,658,503            2,304,992           3,719,892
                                         -------------         ------------         -----------
Investment income:
    Interest and dividends                  1,206,528            1,501,104              35,684
    Net appreciation (depreciation)                87            2,934,266            (202,987)
                                         -------------         ------------         -----------
            Net investment income           1,206,615            4,435,370            (167,303)
                                         -------------         ------------         -----------
Benefit payments                            2,980,224            1,975,033             485,749
Administrative expenses                        37,772               27,737              22,878
                                         -------------         ------------         -----------
                                            3,017,996            2,002,770             508,627
                                         -------------         ------------         -----------
            Net increase (decrease)           847,122            4,737,592           3,043,962

Net assets at beginning of year            22,397,770           15,855,186           6,820,729
                                         -------------         ------------         -----------
Net assets at end of year                $ 23,244,892           20,592,778           9,864,691
                                         -------------         ------------         -----------


See accompanying notes to financial statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Period from July 1, 1996 through June 26, 1997

                                            George
                                            Putnam             Putnam
                                            Fund of           Investors             Putnam
                                            Boston              Fund             Voyager Fund
                                         -----------          ----------         ------------
Employer contributions, net                 504,724              58,082            1,067,406
Employee contributions                      576,688              39,568            1,329,279
Fund transfers, net                         838,795             313,305           (2,510,668)
Other additions (deletions), net              4,184                 (70)              16,900
                                         -----------          ----------         ------------
                                          1,924,391             410,885              (97,083)
                                         -----------          ----------         ------------
Investment income:
    Interest and dividends                  435,479              13,476              821,996
    Net appreciation (depreciation)         648,361              42,885              446,299
                                         -----------          ----------         ------------
            Net investment income         1,083,840              56,361            1,268,295
                                         -----------          ----------         ------------
Benefit payments                            482,184               5,180            1,082,440
Administrative expenses                       9,249                 482               18,008
                                         -----------          ----------         ------------
                                            491,433               5,662            1,100,448
                                         -----------          ----------         ------------
            Net increase (decrease)       2,516,798             461,584               70,764

Net assets at beginning of year           4,187,519                   -           12,547,334
                                         -----------          ----------         ------------
Net assets at end of year                 6,704,317             461,584           12,618,098
                                         -----------          ----------         ------------


See accompanying notes to financial statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Period from July 1, 1996 through June 26, 1997

                                                                Putnam
                                                              Diversified            Putnam
                                          Putnam              Income and            Overseas
                                         OTC Fund             Trust Fund           Growth Fund
                                        ----------            ----------           ----------
Employer contributions, net               100,114                32,966               44,564
Employee contributions                     84,709                23,737               37,813
Fund transfers, net                       154,224               327,761              287,384
Other additions (deletions), net              (21)                  354                   62
                                        ----------            ----------           ----------
                                          339,026               384,818              369,823
                                        ----------            ----------           ----------

Investment income:
    Interest and dividends                 14,814                10,992                1,631
    Net appreciation (depreciation)        (8,712)               (2,413)              53,024
                                        ----------            ----------           ----------
            Net investment income           6,102                 8,579               54,655
                                        ----------            ----------           ----------

Benefit payments                              876                39,242                  459
Administrative expenses                       461                   346                  434
                                        ----------            ----------           ----------
                                            1,337                39,588                  893
                                        ----------            ----------           ----------
            Net increase (decrease)       343,791               353,809              423,585

Net assets at beginning of year                 -                     -                    -
                                        ----------            ----------           ----------
Net assets at end of year                 343,791               353,809              423,585


See accompanying notes to financial statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Period from July 1, 1996 through June 26, 1997

                                            New
                                       Opportunities         Participant            Aetna
                                            Fund              Loan Fund             Fund
                                       -------------          ----------        ------------
Employer contributions, net                496,595                   -                 790
Employee contributions                     635,610                   -                   -
Fund transfers, net                       (352,236)                  -          (1,275,655)
Other additions (deletions), net             3,028             (53,679)                  -
                                       -------------          ----------        ------------
                                           782,997             (53,679)         (1,274,865)
                                       -------------          ----------        ------------
Investment income:
    Interest and dividends                  29,329               3,251               9,131
    Net appreciation (depreciation)         59,011                   -              58,839
                                       -------------          ----------        ------------
            Net investment income           88,340               3,251              67,970
                                       -------------          ----------        ------------
Benefit payments                           212,056                   -             154,413
Administrative expenses                      5,960                   -                   -
                                       -------------          ----------        ------------
                                           218,016                   -             154,413
                                       -------------          ----------        ------------
            Net increase (decrease)        653,321             (50,428)         (1,361,308)

Net assets at beginning of year          3,521,038              72,071           1,361,308
                                       -------------          ----------        ------------
Net assets at end of year                4,174,359              21,643                   -
                                       -------------          ----------        ------------


See accompanying notes to financial statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Period from July 1, 1996 through June 26, 1997

                                                             Total
                                                         ------------
Employer contributions, net                              $  5,511,374
Employee contributions                                      5,884,213
Fund transfers, net                                                 -
Other additions (deletions), net                               74,113
                                                         ------------
                                                           11,469,700
                                                         ------------
Investment income:
    Interest and dividends                                  4,083,415
    Net appreciation (depreciation)                         4,028,660
                                                         ------------
            Net investment income                           8,112,075
                                                         ------------
Benefit payments                                            7,417,856
Administrative expenses                                       123,327
                                                         ------------
                                                            7,541,183
                                                         ------------
            Net increase (decrease)                        12,040,592

Net assets at beginning of year                            66,762,955
                                                         ------------
Net assets at end of year                                $ 78,803,547
                                                         ------------


See accompanying notes to financial statements.

HARMAN INTERNATIONAL INDUSTRIES,
INCORPORATED RETIREMENT SAVINGS PLAN
Notes to Financial Statements
June 26, 1998 and 1997


(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Harman International
Industries, Incorporated Retirement Savings Plan (the Plan) have been presented on an accrual basis and present the net assets available for Plan benefits and changes in those net assets.

(b) Investments

Investments in guaranteed investment contracts (GIC) are reported at contract value. Contract value represents contributions plus interest at the contract rate, less funds used to pay withdrawals and administration expenses.

The Plan invests in mutual funds managed by Putnam Management
Company, Inc. The investments in mutual funds are reported at fair value, which is based on quotations obtained from national securities exchanges.

The Plan also invests in shares of Harman International Industries, Incorporated (the Company) common stock. The fair value of the Company stock is determined based on quotations obtained from national securities exchanges.

The assets of the Participant Loan Fund represent loans to certain participants (note 2) and are carried at outstanding loan balance, which approximates market value.

Securities transactions are recorded on the trade-date basis. Net appreciation or depreciation resulting from revaluation of investments to fair value is reflected in the statements of changes in net assets available for Plan benefits and includes investments bought, sold, as well as held during the year. Dividend income is recorded on the ex-dividend date. Investments are principally managed by the Plan's trustee, Putnam Fiduciary Trust Company.

(c) Administrative Expenses

Administrative expenses of the Plan are principally paid by the Plan.

(d) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of net assets and the changes in net assets and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

                                                                    (Continued)
                                                6

HARMAN INTERNATIONAL INDUSTRIES,
INCORPORATED RETIREMENT SAVINGS PLAN
Notes to Financial Statements
June 26, 1998 and 1997

(2) Plan Description

The Plan agreement dated July 1, 1989, amends and restates five preexisting defined contribution and savings plan agreements for plans which were merged into the Plan and extends coverage to all eligible nonunion domestic employees of the Company. Effective July 1, 1995, the Plan also extends coverage to hourly collective bargaining unit employees of Harman Motive, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution, savings and profit sharing plan sponsored by the Company. The Plan covers all eligible employees, as defined by the Plan, provided they have completed six months of consecutive service, have worked 500 hours and are at least 21 years of age. Plan participants should refer to the Plan agreement for more complete information.

Effective August 28, 1997, AMEK Technology Group, PLC and Oxford
International, Ltd. were included as participating employers of the Plan. In the case of a participant who became an employee as a result of the AMEK acquisition, 500 hours of service was substituted for 1,000 hours of service, for the Plan year ended June 26, 1998.

(a) Contributions

Participants in the Plan may contribute on a tax-deferred basis from 1% to 12% of their compensation, as defined by the Plan. Participants may change their deferral percentage as of the first payroll period following the quarterly valuation date. The Company has made annual basic contributions equal to 2% of the compensation paid to all eligible participants active at the end of the Plan year and a matching contribution equal to 50% of the eligible participant's tax-deferred contribution percentage for each payroll period up to a maximum election of 6% per payroll period. In addition, the Company may make discretionary profit sharing contributions to the Plan, in an amount determined by the Company's Board of Directors. Company profit sharing contributions are limited to 15% of the participants' compensation, less the participants' tax-deferred contributions, the Company basic contribution and the Company matching contribution.
Total Company and participant contributions may not exceed 15% of total participants' taxable compensation. Total annual additions to a participant's account, exclusive of adjustments to the fair market value of the participants' fund account, may not exceed the lesser of $30,000 or 25% of the participant's taxable compensation.

(b) Vesting

Participants are 100% vested in their salary deferral contribution, employer's basic contribution and rollover contribution accounts, and become vested in profit sharing and matching contributions at the rate of 25% per year after the completion of three years of service, or 100% after reaching age 65, death or disability.

                                                                    (Continued)
                                                7

HARMAN INTERNATIONAL INDUSTRIES,
INCORPORATED RETIREMENT SAVINGS PLAN
Notes to Financial Statements
June 26, 1998 and 1997


(c) Investment Options

Plan participants direct contributions in any increment in any of thirteen investment options. The options consist of the Company Stock, the Putnam Stable Value Fund which is invested in high quality guaranteed Investment Contracts and the following:

The Putnam Growth & Income Fund - Invests in common stocks with appreciation potential as well as current dividend payouts.

The George Putnam Fund of Boston - Invests in stock and bonds to balance current return with long-term growth potential.

The Putnam Investors Fund - Invests primarily in the stocks of well established companies that provide opportunity for growth over time.

The Putnam Voyager Fund - Invests primarily in the stocks of small, high growth companies with capital appreciation potential rather than those that pay current dividends.

The Putnam OTC Fund - Invests primarily in over-the-counter stocks of small to medium sized emerging growth companies.

The Putnam Diversified Income & Trust Fund - Invests in a combination of U.S. Government, high yield and international bonds.

The Putnam Overseas Growth Fund - Invests in a diversified portfolio of stocks of companies located outside North America.

The Putnam New Opportunities Fund - Invests primarily in the stocks of certain emerging industry groups that offer above average long-term growth potential.

The Putnam Asset Allocation Growth Portfolio - Invests among different types of stock with some investments in bonds and money market funds.

The Putnam Asset Allocation Balanced Portfolio - Invests in stocks and bonds to balance between the relative stability of bonds and the fluctuation of stocks.

The Putnam Asset Allocation Conservative Portfolio - Invests in investment-grade bonds designed to reduce overall risk, while a portion remains in stocks to help investments stay ahead of inflation.

(d) Participant Account Balances

Separate accounts are maintained for each participant's salary deferral, rollover, employer profit sharing, basic and matching contribution balances. Earnings or losses of the Plan are allocated to the participant account balances by investment fund on a daily basis according to the number of shares in the participant account balances. Company profit sharing and basic contributions are allocated based on participant compensation. Company matching contributions are allocated based upon each participant's tax-deferred contribution percentage.

                                                                    (Continued)
                                                8

HARMAN INTERNATIONAL INDUSTRIES,
INCORPORATED RETIREMENT SAVINGS PLAN
Notes to Financial Statements
June 26, 1998 and 1997


(e) Participant Loans

The Plan does not allow for any participant loans. The loans discussed in note 1 arose from the mergers of related plans and no further loans will be granted after their repayment is completed.

(f) Benefits

Upon separation from service, retirement at age 65, disability retirement or death, participants or their beneficiaries are entitled to receive their vested balances in a lump sum distribution. However, participants from prior merged plans, whose plans allowed distributions of plan benefits to be made in forms other than lump sum, may elect payment of benefit balances which were available prior to the mergers. Contributions made subsequent to the merger may only be distributed in a lump sum payment.

(g) Forfeitures

Effective April 15, 1998, all distributions from the Plan shall commence as soon as practicable after the Participant's termination date, and all unvested amounts shall be forfeited as of the date of distribution. Amounts forfeited by Plan participants are used to reduce the employer contributions. Forfeitures were $1,195,988 and $260,003 for the years ended June 26, 1998 and 1997, respectively.

Effective April 15, 1998, amounts provisionally forfeited will be restored, if the participant returns to service prior to the occurrence of a 60 consecutive month period of separation. Effective June 27, 1997, the amount of a participants account which may be cashed out without his or her consent, was raised to $5,000 from $3,500.

(3) Investments

Investments in any single entity which represent 5% or more of the fair value of net assets available for benefits at June 26, 1998 and 1997 are as follows:

        Description                                 Fair value
------------------------------                  -----------------

1998:
The Putnam Fund for Growth and Income              $  23,658,142
Putnam Voyager Fund                                   17,304,275
George Putnam Fund of Boston                           7,468,023
Putnam Stable Value Fund, which is invested in
contracts with various companies, maturity dates
ranging from March 28, 1996 through
May 1, 2001, and interest rates ranging
from 4.4% to 8.4%                                     23,359,736
Harman International Industries,
Incorporated common stock (198,164 shares)             7,654,103
Putnam New Opportunities Fund                          6,925,659
                                                -----------------

                                                                    (Continued)
                                                9

HARMAN INTERNATIONAL INDUSTRIES,
INCORPORATED RETIREMENT SAVINGS PLAN
Notes to Financial Statements
June 26, 1998 and 1997



        Description                                 Fair value
------------------------------                  ------------------

1997:
The Putnam Fund for Growth and Income             $  19,792,594
Putnam Voyager Fund                                  11,877,940
George Putnam Fund of Boston                          6,360,375
Putnam Stable Value Fund, which is invested in
contracts with various companies, maturity dates
ranging from January 6, 1997 through
May 20, 2002, and interest rates ranging
from 4.4% to 8.4%                                    22,045,554
Harman International Industries,
Incorporated common stock (222,395 shares)            9,284,984
                                                ------------------

(4) Federal Income Taxes

On October 23, 1998, the Plan received an updated favorable determination letter from the Internal Revenue Service (IRS). Although the IRS did not address certain operational defects, these defects were corrected and a separate filing was made with the IRS under the Voluntary Compliance Resolution (VCR) Program. The Company believes that the VCR filing will also be approved and will enable the Plan to continue to constitute a qualified Plan under Sections 401(a) and 401(k) of the Internal Revenue Code (IRC) and the Trust will continue to be exempt from income tax under Section 501(a) of the IRC.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. Upon Plan termination, all participant accounts immediately become 100% vested.

(6) Commitments and Reconciliation to Form 5500

Included in net assets available for Plan benefits in the accompanying financial statements is $3,648,490 and $3,548,200 at June 26, 1998 and 1997, respectively, of amounts related to Plan participants and participants who have terminated their service with the Company as of the end of the Plan year. These amounts are shown as liabilities on the Form 5500, Annual Return/Report of Employee Benefit Plans, which is filed with the Internal Revenue Service as shown in the following reconciliation:

                                                1998              1997
                                            ------------      ------------
Net assets per financial statements         $ 96,453,130        78,803,547
Benefits payable                              (3,648,490)       (3,548,200)
Rounding                                               -                 1
                                            ------------      ------------
Net assets per Form 5500                    $ 92,804,640        75,255,348
                                            ------------      ------------

Schedule 1
HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Line 27a - Schedule of Investments Held at End of Plan Year
June 26, 1998

                                     Description of investment,
                                      including maturity date,
      Identity of issuer,             rate of interest, par or
   borrower or similar party               maturity date                 Cost          Current value
--------------------------------     --------------------------       -----------      -------------
Putnam Asset Allocation -
    Growth Portfolio                        15,718 units               $  210,195           212,974
Putnam Asset Allocation -
    Balanced Portfolio                      11,070 units                  132,310           132,623
Putnam Asset Allocation -
Conservative Portfolio                       1,119 units                   11,675            11,697
*Putnam Stable Value Fund             Invested in contracts
                                       with various companies,
                                       maturity dates ranging from
                                       January 1, 1998 through
                                       December 2, 2002 and
                                       interest rates ranging from
                                       4.4% to 8.4%                    23,359,736        23,359,736
*George Putnam Fund of
       Boston                              391,611 units                6,366,200         7,468,023
*Putnam Voyager Fund                       782,291 units               12,448,999        17,304,275
*The Putnam Fund for
        Growth and Income                1,114,898 units               18,854,426        23,658,142
*Putnam Investors Fund                     123,680 units                1,434,279         1,693,184
*Putnam OTC Fund                            59,517 units                  957,410         1,089,764
*Putnam Diversified Income
       and Trust Fund                       49,926 units                  624,961           623,075
*Putnam Overseas
       Growth Fund                          49,743 units                  855,382           986,906
*Harman International
       Industries, Incorporated
       common stock                        198,164 shares               7,188,981         7,654,103
*New Opportunities Fund                    120,803 units                5,425,895         6,925,659
*Putnam Money Market
       Fund                                960,229 units                  960,229           960,229
Participant loans                     Interest rates ranging
                                       from 6.5% to 8.5%                        -             5,836
                                                                      -----------      -------------
                                                                      $78,830,678        92,086,226
                                                                      -----------      -------------



*Party-in-interest investment.

See accompanying independent auditors' report.

Schedule 2
HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Line 27d - Schedule of Reportable Transactions
Year ended June 26, 1998


                               Description of           Purchase             Selling
  Description of asset          transactions             price                price
-------------------------      --------------         -----------          ----------
The George Putnam Fund           Purchases            $ 2,267,533                   -
                                 Sales                          -           1,559,765

The Putnam Fund for
   Growth and Income             Purchases              8,093,391                   -
                                 Sales                          -           4,983,997

Putnam Voyager Fund              Purchases              5,360,354                   -
                                 Sales                  3,079,048                   -

Putnam New Opportunities
   Fund                          Purchases              3,301,253                   -
                                 Sales                          -           1,634,875

Putnam Stable Value Fund         Purchases              8,988,737                   -
                                 Sales                          -           7,754,790

Investment in Company Stock      Purchases              6,371,732                   -
                                 Sales                          -           8,032,289



                                                                     Current
                                                                     value of
                               Description of        Cost of         asset on       Net gain or
Description of asset            transactions          asset         trade date         (loss)
-------------------------      --------------      -----------     ------------     -----------
The George Putnam Fund           Purchases          2,267,533       2,267,533                -
                                 Sales              1,360,691       1,559,765          199,074

The Putnam Fund for Growth
     and Income                  Purchases          8,093,391       8,093,391                -
                                 Sales              4,140,524       4,983,997          843,473

Putnam Voyager Fund              Purchases          5,360,354       5,360,354                -
                                 Sales              2,509,049       3,079,048          569,999

Putnam New Opportunities
     Fund                        Purchases          3,301,253       3,301,253                -
                                 Sales              1,437,817       1,634,875          197,058

Putnam Stable Value Fund         Purchases          8,988,737       8,988,737                -
                                 Sales              7,754,790       7,754,790                -

Investment in Company Stock      Purchases          6,371,732       6,371,732                -
                                 Sales              6,670,738       8,032,289        1,361,551


See accompanying independent auditors' report.